newgold™

TSX: NGD NYSE American: NGD

NEW GOLD COMPLETES REDEMPTION OF ITS REMAINING OUTSTANDING 6.375% SENIOR NOTES

May 16, 2022 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announces completion of the previously announced redemption of its outstanding $100 million aggregate principal amount of its 6.375% Senior Notes due 2025 (the "2025 Notes"). The redemption of the 2025 Notes was funded with cash on hand. Following the completion of the redemption, the Company has approximately $326 million of cash[1] and a strong liquidity position of approximately $702 million[2].

Endnotes

1. Based on cash and equivalents as at March 31, 2022 of $432 million less redemption principal, redemption premium, and accrued interest.
2. Approximately $24 million of the Company's $400 million credit facility is currently used for Letters of Credit related to mine closure costs.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah

Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop

Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com